AUTOSTRADA MOTORS, INC.
                       235 East 500 South
                   Salt Lake City, Utah 84101


March 18, 2005

Mr. Dereck B. Swanson
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Mail Stop 0511

Re:  Autostrada Motors, Inc., a Utah corporation (the "Company")
     Commission File No. 0-51075; and its Form 10-SB/A3

Dear Mr. Swanson:

          Per the conversation you had with our attorney, Bradley C. Burningham on Friday March 18, 2005, please be advised that the due date for our 10-SB/A3 has been verbally extended to Wednesday, March 23, 2005.

          Thank you,

Date: 3-18-05                               By: /s/ Travis T. Jenson
     ---------                                 -----------------------
                                               Travis T. Jenson
                                               Secretary/
                                               Treasurer
                                               CFO, and
                                               Director